Exhibit 4.32

350 W. Trimble Rd.
San Jose, CA 95131
- Private and Confidential -
March 20, 2007
Patricia McCall
10350 Magdalena Road
Los Altos Hills, CA 94024
Dear Patricia,
I am very pleased that you are interested in joining the talented team of people at Avago Technologies. This letter constitutes the formal offer of employment for the position of Vice President, General Counsel and Corporate Secretary administratively reporting to the Chief Financial Officer and based San Jose, California.
Should you accept this offer, I would like you to commence as soon as possible, ideally by the end of the month.
Your gross annual salary will be $275,000. As a participant in the Pay for Results program, your target variable pay opportunity will be 40% of your base salary. Variable pay is based on Free Cash Flow (FCF) and Earnings Before Interest, Depreciation and Amortization (EBITDA) of the company and the business/business unit. Actual participation in the Pay for Results program begins at the start of the first fiscal quarter following your hire date. Avago’s fiscal year begins November 1.
Subject to approval from of our Board of Directors, you will be eligible to participate in Avago’s stock option plan. As such, you will be granted an initial non-qualified stock option to purchase 80,000 shares of our parent company, Avago Technologies Limited, in accordance with the applicable Stock Option Plan. Assuming your continued employment with the company, your share options will vest annually over a five year period.

Your employment with Avago Technologies will be consistent with the terms and conditions set forth in this letter and in accordance with Avago Technologies’ standard employment policies and practices. Adherence to general standards of business conduct, as well as all other applicable Avago Technologies policies and procedures, including subsequent changes, is required of all employees.
Please note that this offer is contingent upon:
1.	Completion and return of Employment Acceptance Form.

2.	Signed acknowledgement and return of Avago Technologies Proprietary Information & Inventions Agreement by your start date as required of all Avago Technologies employees.

Also, I wish to impress upon you that Avago Technologies does not want you to, and I hereby direct you not to bring with you any confidential or proprietary material of any former employer or to violate any other obligations you may have to any former employer. By signing the Employment Acceptance Form, you represent that your employment with Avago Technologies will not violate any agreement currently in place between yourself and current or past employers.

3.	Your ability to provide proof of work authorization for Avago Technologies on your first day of work. A list of acceptable documents will be provided in the welcome packet. If you need immigration assistance, please contact our Immigration department at
(408) 435-4570.

4.	Completion and return of Sterling Consent Form.

Because we are committed to providing a safe and productive work environment, if you accept our employment offer you will be required to successfully complete a background check which includes verification of such things as prior employment and educational and criminal conviction history. Please begin the background check process immediately by completing the Consent and Disclosure form and faxing it to Debra Landers, Vice President of Worldwide Human Resources on (408) 435 6158.
You will also be provided with current copies of our Drug-Free Workplace, Code of Ethics, and Proprietary Information and Inventions policies. Adherence to these policies, including subsequent changes, is required of all employees.

Avago Technologies is committed to providing reasonable accommodations to employees with disabilities. If you need any accommodations, please let me know.
While we look forward to a long and profitable relationship, should you decide to accept this offer, you will be an at-will employee of Avago Technologies, which means the employment relationship may be terminated by either of us at any time, with or without cause or prior notice. Any statements or representations to the contrary should be regarded by you as ineffective. Any modification or change in your at-will employment status may only occur by way of a written employment agreement signed by you and the Chief Executive Officer of the Company. Also, by signing the Employment Acceptance Form, you represent that you are not relying on any promises, representations or inducements other than those contained herein and that the terms and conditions contained in this offer letter supersede any other representations made to you, whether verbal or written.
If you have any questions regarding this employment offer, please contact Debra Landers, Vice President of World Wide Human Resources on (408) 435-4014.
Patricia, I am excited by the prospect of having you as part of our Avago team and I sincerely hope you choose to join the company. I look forward to hearing from you soon to confirm your acceptance of this offer and to discuss your official start date.
Sincerely,

Mercedes johnson
Senior Vice President and Chief Financial Officer
Avago Technologies

Debra Landers
Vice President, World Wide Human Resources
Avago Technologies

cc:	Debra Landers
Janie Appleton
US Ops Req File

Enclosures:	Proprietary Information & Inventions Agreement
Code of Ethics & Business Conduct
Employment Acceptance Form
Sterling Consent Form
US Drug-Free Workplace Policy
Harassment Free Workplace Policy
Open Door Policy
US Benefits Guide

If you accept the terms and conditions of this offer letter, please sign below:

3/23/07

Patricia McCall	Date:

/s/ Patricia H. McCall Signature
When received the following documents will need to be returned to Debra Landers at Avago Technologies, 350 West Trimble Road, San Jose 95131.
Offer Letter (4 pages)
Employee Acceptance Form
Proprietary Information & Inventions Agreement (6 pages)
Sterling Consent Form

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